[Cooley Godward Kronish Letterhead]

October 31, 2006	Laura A. Berezin

T: (650) 843-5128
berezinla@cooley.com
Peggy Fisher
Eduardo Aleman
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hansen Medical, Inc.
Amendment No. 2 to Registration Statement
Registration File No. 333-136685
Ladies and Gentlemen:
On behalf of Hansen Medical, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-136685 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2006. For your convenience, we are sending a copy of this letter, the Amendment and various supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes, and will forward a courtesy package of these documents to our examiners, in care of Eduardo Aleman.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated October 16, 2006, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
Amendment No. 1 to Form S-1
Artwork
1.	Please clarify the meaning of the “FPO” caption that appears in some of the pictures.

The Company respectfully advises the Staff that the “FPO” caption is a printing notation meaning “for proof only” and that “FPO” has been deleted from the captions to the pictures.

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Summary Financial Data, page 6
2.	Please refer to prior comment 7. We will review the pro forma data once you complete the disclosures.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 7 of the prospectus to include the pro forma data.
Note 9. Stockholders’ Deficit page F-22
3.	Please refer to prior comment 28. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price in the filing. Be advised that we are deferring final evaluation until the estimated offering price is specified.

In response to the Staff’s comment, the Company will provide the information requested above supplementally.
Exhibits
4.	We note your intent to file several exhibits by amendment. Please note that we may have comments once those exhibits are filed.

The Company respectfully acknowledges the Staff’s comment.
Exhibit 10.15
5.	We note that you incorporate by reference this agreement from a filing by Intuitive Surgical. It appears that portions of the agreement in Intuitive Surgical’s filing have been redacted pursuant to a confidential treatment request submitted by Intuitive Surgical. Please file the complete agreement as an exhibit to your registration statement. If you wish to keep certain portions of the agreement confidential, you should file your own separate request for confidentiality treatment.

In response to the Staff’s comment, the Company has filed the Cross License Agreement, by and between the Company and Intuitive Surgical, Inc., with the Amendment. The filed version of the agreement has been redacted pursuant to a confidential treatment request submitted to the Staff by the Company on October 2, 2006.

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Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
Cooley Godward Kronish LLP
/s/ Laura A. Berezin
Laura A. Berezin

cc:	Frederic H. Moll, M.D., Hansen Medical, Inc.
Gary C. Restani, Hansen Medical, Inc.
Steven M. Van Dick, Hansen Medical, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Craig E. Lutz, PricewaterhouseCoopers LLP
Glen Y. Sato, Cooley Godward Kronish LLP